FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Definitive Agreement entered into with Shanda Interactive Entertainment Limited and Shanda Music Group Limited dated June 8, 2009	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Songzuo Xiang
Name:	Songzuo Xiang
Title:	Chief Executive Officer

Date: June 8, 2009

Exhibit 99.1

SHANDA TO PURCHASE MAJORITY STAKE IN HURRAY!

BEIJING, June 8, 2009 /Xinhua-PRNewswire/ – Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China and Shanda Interactive Entertainment Limited (or Shanda) (NASDAQ: SNDA), a leading interactive entertainment media company in China, today announced that they have entered into a definitive agreement under which Shanda, through a wholly-owned subsidiary, will commence a tender offer to acquire 51% of the total outstanding ordinary shares of Hurray! on a fully diluted basis (including shares represented by the American Depositary Shares of Hurray! (“ADSs”)) at a price of US$0.04 per ordinary share (or US$4.00 per ADS).

The offer price represents an approximately 25% premium over Hurray!’s closing price on NASDAQ on June 5, 2009. The total transaction value is approximately US$46.2 million.

Completion of the tender offer will be subject to the condition that at least 51% of Hurray!’s outstanding shares, on a fully diluted basis, are tendered in the offer and other customary conditions. If more than 51% of the outstanding shares of Hurray! are tendered in the offer, then the number of shares Shanda will purchase from each tendering shareholder will be reduced on a pro rata basis. The transaction is not subject to any financing conditions. The Board of Directors of Hurray! has unanimously recommended the offer to Hurray!’s shareholders.

Shanda, a NASDAQ-listed company, is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music.

Mr. Qindai Wang, Chairman of the Board of Hurray! said, “We believe that Hurray! and Shanda share a common vision to be leaders in digital entertainment in which the complementary content, distribution platforms and large user base will present both companies with opportunities to achieve synergies going forward.”

Mr. Tianqiao Chen, Chairman of the Board of Shanda said, “We respect the work by Hurray!’s board and management and their efforts in defining Hurray!’s strategies and direction and believe that Shanda’s user base, resources and platform will facilitate the continued execution of these strategies.”

About Hurray! Holding Co., Ltd.

Hurray! Holding Co., Ltd. (Nasdaq: HRAY) is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music Group. The Company, through Fly Songs, also organizes concerts and other music events in China. Hurray is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet. Hurray also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. For more information on Hurray, please contact Christina Low, Investor Relations Officer, Phone: +86-10-8455-5532 (Beijing), Email: IR@hurray.com.cn. Additional information is available at www.hurray.com.cn.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com. For more information on Shanda, please contact Maggie Yun Zhou, IR manager, Vivian Chen, IR manager, Phone: +86-21-5050-4740 (Shanghai), Email: IR@snda.com. Additional information is available at www.snda.com.

NOTICE TO SHAREHOLDERS:

The tender offer described in this announcement has not yet commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Hurray!’s shares. The tender offer will be made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) that will be filed by Shanda with the Securities and Exchange Commission (SEC). In addition, Hurray! will file a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. These materials (when available), and as amended from time to time, will contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and stockholders can obtain a free copy of these materials (when available) and other documents filed by Shanda and Hurray! with the SEC at the website maintained by the SEC at www.sec.gov.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the purposes of the tender offer and Shanda’s ability to commence and complete the tender offer, and potential synergies which may arise if the tender offer is successfully consummated represent only the current expectations, assumptions, estimates and projections of Shanda and Hurray! and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the actual results to be materially different from expectations include but are not limited to Shanda’s and Hurray!’s ability to commence and complete the tender offer and the risks set forth in Shanda’s and Hurray!’s filings with the U.S. Securities and Exchange Commission, including Shanda’s and Hurray!’s annual reports on Form 20-F. Shanda and Hurray! do not undertake any obligation to update any forward-looking statement, except as required under applicable law.